Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
(in thousands, except for ratios)	2007	2006	2007	2006
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$73,275	$56,690	$166,083	$100,276
Fixed charges (net of interest capitalized)	10,590	14,792	33,273	43,296
Distribution of earnings from unconsolidated affiliates	—	7,878	172	7,878

Total Earnings	$83,865	$79,360	$199,528	$151,450

Fixed Charges and Preference Dividends
Interest expense	$10,313	$14,347	$32,273	$41,961
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	277	445	1,000	1,335

Total Fixed Charges	10,590	14,792	33,273	43,296
Dividends on convertible perpetual preferred stock (pretax)	5,755	5,757	17,267	17,012

Total Fixed Charges and Preference Dividends	$16,345	$20,549	$50,540	$60,308

Ratio of Earnings to Fixed Charges	7.92	5.37	6.00	3.50

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	5.13	3.86	3.95	2.51